ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

July 22, 2015	Sarah Clinton
T+1 617 951 7375
F+1 617 235 7312
sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Asen Parachkevov

Re:	Blackstone Alternative Alpha Fund (“BAAF”) (File Nos. 811-22634 and 333-196629) and Blackstone Alternative Alpha Fund II (“BAAF II”) (File Nos. 811-22792 and 333-186044) (each a “Fund” and collectively, the “Funds”)

Ladies and Gentlemen:

This letter provides each Fund’s response to oral comments on (i) Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 8 under the Investment Company Act of 1940, as amended (the “1940 Act”), to BAAF’s Registration Statement on Form N-2 (File Nos. 811-22634 and 333-196629); and (ii) Post-Effective Amendment No. 2 under the Securities Act and Amendment No. 4 under the 1940 Act to BAAF II’s Registration Statement on Form N-2 (File Nos. 811-22792 and 333-186044, each filed on May 22, 2015, which Asen Parachkevov of the Securities and Exchange Commission (the “Commission”) provided to Sarah Clinton and Brendon Caione of Ropes & Gray LLP, counsel to the Funds, on July 9, 2015. The comments, together with the Funds’ responses, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Funds’ Registration Statements.

Prospectus Cover

1.	The footnote to “Proceeds of the Fund” in the table that appears on the outside front cover of each Fund’s Prospectus includes approximate combined organizational and initial offering costs of the Fund and the Master Fund. If possible, please provide a more exact figure for those costs.

Response: The combined organizational and initial offering costs of the Fund and the Master Fund have been updated in each Fund’s Prospectus.

- 2 -	July 22, 2015

2.	In the bullet point disclosure that appears on the inside front cover, please revise the fourth bullet point regarding the repurchase of shares to state that the decision whether a Fund will offer to repurchase shares is determined in the sole discretion of the Board of Trustees.

Response: The requested change has been made.

Prospectus

Summary of Terms—Risk Factors

3.	In the bullet point disclosure under “Risk Factors,” please revise the fourteenth bullet point regarding the risks of Special Investments to state that such Special Investments may be “side pocketed” by a Portfolio Manager.

Response: The requested change has been made.

4.	In the bullet point disclosure under “Risk Factors,” the twentieth bullet point discusses the risk to Investors from indirect indemnification obligations to Investment Funds, their Portfolio Managers, and their third party service providers. Please explain supplementally the types of indemnification obligations referred to here. Please also note whether an Investor’s exposure to indemnification obligations could exceed the amount invested.

Response: The disclosure regarding indirect indemnification obligations to Investment Funds, their Portfolio Managers, and their third party service providers is a reference to indemnification obligations that the Master Fund may make in subscription agreements, side letters, and similar documents executed by the Master Fund and an Investment Fund in connection with the Master Fund’s investment in the Investment Fund. An Investor’s exposure to these indemnification obligations is indirect and the Investor’s potential losses would not exceed the amount invested in the Fund.

5.	In the bullet point disclosure under “Risk Factors,” the thirty-seventh bullet point states that the Master Fund “may borrow money (or use leverage)” for various purposes and that, although Blackstone Alternative Asset Management L.P. (“BAAM”) “does not generally operate the Master Fund on a leveraged basis, under some circumstances the Master Fund could be leveraged for an extended period of time.” Please provide examples as to the circumstances in which the Master Fund could be leveraged for an extended period of time.

Response: If the Master Fund borrows money or uses leverage for any of the purposes described in the prospectus (see, e.g., Summary of Terms – Borrowings), it generally expects to do so in anticipation of receiving funds through Investor subscriptions or the liquidation of portfolio investments, which would enable the Master Fund to repay the borrowing or to unwind the leverage. If anticipated Investor subscriptions or anticipated proceeds from the liquidation of portfolio investments do not materialize, then the Master Fund may be leveraged for an extended period of time.

- 3 -	July 22, 2015

6.	In the bullet point disclosure under “Risk Factors,” add disclosure regarding that an Investment Fund may not be subject to the surprise audit requirement under Rule 206(4)-2 under the Investment Advisers Act of 1940, as amended, and the risks associated with investing in such a fund.

Response: The requested change has been made.

Summary of Terms—Repurchases

7.	The section “Summary of Terms—Repurchases” in each Prospectus provides that a Fund may, in its sole discretion, waive the early withdrawal fee in certain cases. Please explain supplementally whether each Fund plans to waive consistently such fee for affiliates of BAAM that are invested in a Fund and tender their shares for repurchase.

Response: As of this date, each Fund confirms that it does not plan to waive consistently the early withdrawal fee (as defined in each Prospectus) for affiliates of BAAM that are invested in a Fund and tender their shares for repurchase.

8.	The “Repurchases” section in each Prospectus, states that “[s]hares acquired through the Fund’s DRIP are not considered to be part of a separate investment decision and do not trigger a new issue date for those Shares.” Please explain supplementally how a Fund determines the issue date for additional Shares acquired through the Fund’s DRIP when an Investor has made multiple subscriptions.

Response: Additional Shares acquired through a Fund’s DRIP are allocated across an Investor’s multiple subscriptions on a pro rata basis.

Summary of Fees and Expenses

9.	Footnote seven with respect to BAAF and footnote eight with respect to BAAF II to the “Annual Expenses” table state that BAAM has agreed to limit the amount of a Fund’s Specified Expenses (as defined in each Prospectus) to an amount not to exceed 0.35% per annum of a Fund’s net assets. Please confirm that the 0.35% per annum expense limit includes amounts reimbursed to BAAM within the three year period after BAAM bears the expense.

Response: The Funds confirm that no reimbursement is made to BAAM in any month to the extent that the Specified Expenses (annualized for that month), plus the amount of reimbursement for that month, exceeds the 0.35% per annum expense limit.

- 4 -	July 22, 2015

Use of Proceeds

10.	In connection with the “Use of Proceeds” section in each Fund’s Prospectus, please consider whether additional disclosure is necessary regarding the use of proceeds of the offering to make payments on indebtedness incurred by the Master Fund. If applicable, confirm that such expenses are included in the “Annual Expense” table in each Prospectus.

Response: The Registrant has considered whether the above referenced disclosure is necessary and has determined that it is not. While it is possible that proceeds of the offering may be used to make payments on indebtedness incurred by the Master Fund, the Funds do not consider this to be a principal purpose for which the net proceeds of their offerings are intended to be used. As such, the Funds believe that the “Use of Proceeds” disclosure is consistent with the requirements of Item 7 of Form N-2. Each Fund confirms that any payments on indebtedness incurred by the Master Fund, including the credit facility, are included in the “Annual Expense” table in each Prospectus, in the “Other Expenses” line item.

Risks

11.	Please include disclosure in the “Risk of Exposure to Side Pockets” section of each Fund’s Prospectus that an Investment Fund may continue to impose management fees, performance fees, and other expenses on a Special Investment until it is realized. Additionally, please revise to disclose the risk to Investors that their investment concentration in Special Investments will increase as a Fund experiences repurchases.

Response: The requested changes have been made.

* * * * *

On behalf of each Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) a Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Sincerely,

/s/ Sarah Clinton

- 5 -	July 22, 2015

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.

Ari Peña, Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP